Allianz Life Insurance Company of North America
Stewart D. Gregg, Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
(763) 765-2913

September 20, 2007

VIA EDGAR

Ms. Sally Samuel, Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:   Allianz Life Insurance Company of North America
      Allianz Life Variable Account B
      Post Effective Amendment No. 2
      File Nos. 333-139701 and 811-05618
      CIK# 0000836346, Accession # 0000836346-07-000078

Dear Ms. Samuel:

On August 21, 2007 the above-referenced post-effective amendment was filed via Edgar. We are hereby requesting withdrawal of this filing under Form Type AW pursuant to Rule 477.

Please contact me with any questions or comments you may have concerning the enclosed. I may be reached at the following address and phone number: Allianz Life, 5701 Golden Hills Drive, Mpls, MN 55416. Telephone:
(763)765-2913

Sincerely,

Allianz Life Insurance Company of North America


By:     /s/ Stewart Gregg
       __________________________________________
       Stewart D. Gregg